12

07027531

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Linc Energy Limited

*CURRENT ADDRESS Level 7, 10 Eagle Street
Brisbane QLD 4000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 3 0 2007
THOMSON
FINANCIAL

FILE NO. 82- 35723 FISCAL YEAR 6/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 10/24/07

6-30-07
AR/S

Linc Energy Limited
Annual Report

ABN 60 076 157 045

for the year ended 30 June 2007

Linc Energy Limited ABN 60 076 157 045
Annual Report – 30 June 2007

Contents

Directors	Mr Brian Johnson **Chairman** Mr Peter Bond **Managing Director** Mr Ken Dark **Non Executive Director**
Secretary	Mr Karl Schlobohm
Notice of annual general meeting	The annual general meeting of Linc Energy Limited **will be held at** The Map Room, Conrad Treasury Hotel, 130 William Street, Brisbane **Time** 3.00pm **Date** Thursday 29th November 2007 A formal notice of meeting is enclosed.
Principal registered office in Australia	Level 7, 10 Eagle Street Brisbane QLD 4000 Telephone 07 3229 0800 Facsimile 07 3229 6800
Share register	Link Market Services Level 12, 300 Queen Street Brisbane Qld 4000 Telephone 07 3320 2291
Auditor	PricewaterhouseCoopers 123 Eagle Street Brisbane Qld 4000
Solicitors	Hagan & Co Level 5, 44 Miller Street North Sydney New South Wales 2060
Bankers	Bank of Western Australia Ltd
Stock Exchange listings	Linc Energy Limited shares are listed on the Australian Stock Exchange.
Website address	www.lincenergy.com.au

CHAIRMAN'S MESSAGE

Dear Shareholder

On behalf of the Board of Directors, I am delighted to report that Linc Energy Limited (the Company) has delivered and exceeded objectives set for our first full year of operations as a publicly listed company.

The Company can be justifiably proud of what it has achieved in a short period of time, both domestically and internationally.

The Company's achievements have been reflected in a significant increase in shareholder value over the last twelve months and there is no reason to believe that Linc Energy will not continue to realise its full potential.

There have been many highlights over the period since listing in May 2006 and full credit must go to the guiding hand of the Managing Director, Peter Bond, and his executive team.

They have laid the foundations for Linc Energy's continued success.

KEY OBJECTIVES

Linc Energy's initial objectives were to restore and expand the existing Underground Coal Gasification (UCG) facility at Chinchilla in southern Queensland and to design and construct a Coal to Liquids (CTL) demonstration plant to produce ultra-clean diesel from the coal gas. A new UCG field has now been completed on the 'Capowie' Chinchilla site, which was acquired last year, and UCG gas production has commenced.

The creation of a new UCG reactor proved to be a far more positive outcome than restoring the existing facility, as it eliminated any potential problems involved in restarting the existing reactor.

The CTL demonstration plant has been designed and is currently being constructed at the Company's Chinchilla site. The plant is expected to be commissioned in the fourth quarter of 2007.

The new UCG field and CTL demonstration plant represent our first steps towards the construction of a commercial 20,000 barrels per day UCG to CTL ultra-clean diesel facility.

The completion of these tasks will be a significant milestone for Linc Energy as the UCG to CTL demonstration plant is a world-first.

Linc Energy is at the cutting edge of clean coal technology and these achievements will demonstrate the potential of the Company.

OTHER PERFORMANCE INDICATORS

During the 2006-2007 financial year, Linc Energy has established valuable business alliances with the view to undertaking joint commercial activities.

Memorandum of Understandings (MOU) have been signed with major national and international companies including one of India's largest oil and gas drilling and exploration companies, Shiv-Vani, one of Japan's largest trading houses, Marubeni Corporation, and South Australian oil and gas exploration company, SAPEX. An existing agreement with a global oil company has also been extended.

The MOU's are significant as they are an endorsement of the Company's UCG to CTL expertise and provide potentially long-term commercial opportunities.

The Queensland Government in Australia has also declared Linc Energy's UCG project at Chinchilla to be a 'Significant Project', providing us a coordinated approach to the current comprehensive Environmental Impact Study (EIS) and approvals process.

OUTLOOK

The future for the Company is positive. Linc Energy is on track with its business plan and its international and national alliances are an endorsement of the Company being at the forefront of UCG to CTL.

Upon the completion of the GTL demonstration plant, Linc Energy's next key milestones will be the completion of a bankable feasibility study incorporating the operation of the Chinchilla demonstration plant, the Environmental Impact Study and the completion of the coal exploration programme adjacent to the Chinchilla site. Their completion will allow Linc Energy to progress to Stage Two of its business plan involving the financing and construction of a 20,000 barrels per day commercial UCG to CTL facility.

The construction of the commercial plant will mean Linc Energy is one step closer to achieving its corporate objective of becoming a leading producer of ultra-clean diesel and jet fuels.

Many thanks to my fellow directors, management and staff at Linc Energy for their endeavours over the period, and we look forward to another successful year.

Yours sincerely

Brian Johnson
Chairman

MANAGING DIRECTOR'S REPORT

I am very pleased to report to Shareholders on the performance and related activities of the Company for the financial year ended 30 June 2007.

As I am writing this report, Linc Energy has just announced the commencement of production of its first UCG gas from its new field in Chinchilla - a better, larger and more sophisticated UCG operation and one that Linc Energy is very proud of.

The commencement of UCG gas by our own Linc Energy team is a significant milestone in Linc Energy's history. It is the first major step to creating what will be the backbone of energy production for the Company's future.

To have completed this in just over a year after listing on the Australian Stock Exchange (ASX) and with our own resources and people, is a significant achievement and an improvement upon our original business plan.

Our Company has delivered on what we had set out to achieve in our first full year as a publicly listed company and we have put in place the foundations for a bright future.

Our achievements over the past year have put our Company on the path to becoming a global player in the supply of more environmentally friendly power, diesel and jet fuels.

A WORLD-FIRST IN THE MAKING

Our world-first UCG to CTL demonstration plant at our Australian Chinchilla site, designed to convert 'stranded' coal deposits into ultra-clean liquid fuels is well advanced. A new UCG field is complete, and the initial civil works for the CTL site are also complete.

The delivery of the plant and equipment for the CTL demonstration plant and its commissioning is expected in the fourth quarter of 2007.

AN EXPANDED COAL AREA AT CHINCHILLA

A drilling program was initiated to prove the extent and quality of the coal tenement at Linc Energy's Chinchilla site.

Interim drilling results have revealed the total area of favorable coal occurrence is significantly larger than expected and an upgraded coal resource estimation is expected in the last quarter of 2007.

GOVERNMENT AND BUSINESS SUPPORT

The world is taking notice of Linc Energy and its clean coal technology.

We have secured a string of national and international agreements to replicate our clean coal technology in other parts of Australia and the world.

Such agreements provide attractive commercial opportunities for Linc Energy and reinforce our position as a recognised leader in the field of clean coal technology.

The Queensland Government in Australia has also declared Linc Energy's UCG project at Chinchilla to be a 'Significant Project', providing us a coordinated approach to the comprehensive Environmental Impact Study (EIS) and approvals process we are currently completing.

These agreements are detailed in the Review of Operations and Activities section of this Report.

INCREASED SHARE VALUE

Linc Energy's share price has performed strongly and has outperformed the S&P/ASX 200 Accumulation Index.

Since listing on the ASX in May 2006 at 25 cents per share, shareholder value has increased 160% with Linc Energy's share price closing at 65 cents on 29 June 2007.

Our shareholding base has increased significantly from over 600 shareholders when Linc Energy listed in May 2006 to more than 2,300 shareholders as at 30 June 2007.

COMMITTED AND EXPERT TEAM

Over the past year we have built on our team of world-class personnel capable of taking Linc Energy to the next level of commercialisation.

The commitment and expertise of our people are the driving force behind our rapid success and our ability to deliver on our strategies.

Our management team is to be congratulated for its hard work and determination in meeting and exceeding expectations for the year, and a background on our management team has been included in this report for your reference.

TIMELY COMMUNICATIONS

We have worked hard on our communications strategy to ensure there are a number of avenues by which we can impart information in a timely nature.

The "*Investor Linc*" quarterly newsletter was launched late 2006, and provides investors updates on key milestones and announcements.

We launched our first investor function in December 2006 and we will continue to hold these periodically to keep investors informed on Linc Energy and related industry issues.

With our investor base extending throughout Australia and to many parts of the world, the Linc Energy website is an important communication tool for us. A designated Investor Centre on our website is regularly updated with new announcements, research and presentations. As Linc Energy meets the majority of its key milestones over the coming months, we will significantly upgrade and update the website to reflect these achievements in detail.

We understand how important it is for shareholders to receive prompt updates and major ASX announcements are also distributed via email to our electronic database.

OUTLOOK

With escalating global pressure to lower greenhouse gas emissions coupled with a potential energy crisis as a direct result of depleting global reserves of oil, Linc Energy has a unique leading edge capacity to provide a viable, more sustainable and smart alternative source of liquid fuels and power generation for our future.

Our results over the past year just re-affirm our belief and business plan....that there is a growing need for alternative energy sources and companies like Linc Energy are going to become crucial links in the energy chain in years to come.

Linc Energy has the technology to deliver a solution and it is rewarding to see the international business community starting to stand up and take notice.

The next twelve months will be critical for Linc Energy as we not only complete the CTL demonstration plant and the drilling program at Chinchilla, but also finalise our EIS and relevant approvals for our UCG to CTL Chinchilla facility. The achievement of these, will then lead us to a Bankable Feasibility Study (including the engineering of the commercial plant) which in time, will move Linc Energy towards full funding and commercialisation of the Chinchilla UCG to liquids facility.

We look forward to building on our early success in the coming twelve months, as we work towards delivering a new future for liquid fuels production and power generation not only for Australia, but for the world.

Yours sincerely



Peter Bond
Managing Director

REVIEW OF OPERATIONS AND ACTIVITIES

CORPORATE OBJECTIVE

Linc Energy is an innovative, forward thinking energy company and Australia's leader in clean coal technology. Its technology is based on utilising Underground Coal Gasification (UCG) to convert stranded (sub-economic) coal resources into syngas. This syngas becomes an ideal feed-stock for a CTL (Coal to Liquids) synthetic fuels facility and is also suitable for use in gas turbine power generation.

The company's vision is to become a dominant player in the supply of more environmentally friendly power, diesel and jet fuels.

These processes of UCG and CTL will economically convert vast "stranded" coal deposits into ultra-clean liquid fuels and do so in an environmental manner when compared against some traditional 'coal' power generation and standard coal to liquids (above ground gasification) proposals.

The world may face an energy crisis in the not too distant future as a direct result of the depleting global reserves of oil and, at the same time, due to a rise in oil consumption from growth economies like China and India.

The Company has a unique leading edge capacity to provide a viable, more sustainable and smart alternative source of liquid fuels and power generation, well into the foreseeable future. In particular, Linc Energy presents a valuable opportunity for coal-rich, but oil-depleted or oil-poor countries like Australia, USA, China and India.

THE TECHNOLOGY

The UCG process can be used to turn stranded coal resources into energy by gasifying the coal "in situ" (underground). The resulting gas, called syngas, can be used as feedstock for a:

- CTL processing plant to produce diesel and jet fuels
- Gas Turbine Generator (GTG) to generate electricity.

The unique combination of UCG and CTL has the potential to become a significant alternative energy source. The gas is cheap, the resources abundant and the application process may be capable of duplication in Australia and around the world.

Combining UCG and CTL has the potential to create a new and reliable source of ultra-clean environmentally responsible fuels.

The cheap and abundant syngas that can be delivered via the UCG process is the unique access Linc Energy will use to enable Linc Energy to cost-effectively produce ultra-clean diesel fuels and power generation.

The potential for Linc Energy lies in its capacity to replicate this combined application of UCG and CTL, not just in Australia, but in strategic locations around the world.

From a Business Plan perspective, Linc Energy is focused on ensuring we can firstly deliver UCG gas (syngas) and to do this in a very cost-effective and environmental manner.

Secondly, will be to ensure Linc Energy takes the UCG (syngas) and feeds it into a Fischer Tropsch reactor to produce synthetic liquid fuels which can be easily transported and sold around the world. Realistically, shipping liquids is one of the easiest ways of transporting energy around the globe.

It now appears that both pressure on oil supply combined with high oil prices are with us for the foreseeable future. This further enhances the business case for UCG to liquids (diesel) and ensures the long term viability of this process and our commitment to it. Linc Energy is focussing very strongly on developing the most cost effective way to produce the UCG gas product to enable the easy commissioning of UCG fields. We are also working on the development of a cost effective, homogenous, more mobile Fischer Tropsch (gas to liquids) plants so as to facilitate quicker more efficient construction and commissioning of GTL plants. There are many coal rich, oil poor countries who are seeking alternative options to their energy needs such as the ones offered by Linc Energy and the delivery of both more efficient UCG fields and quicker to build more modular GTL plants will meet these needs and ensure an even stronger future for Linc Energy and our shareholders.

To put it simply, Linc Energy is building an integrated (oil) energy company where we:

- drill and define our resources (coal)
- construct our production base in Linc Energy's case that is on UCG gas fields

- turn this crude product into refined diesel via the construction of Fischer Tropsch (Gas to Liquids) facility, and

- refine the product for sale to premium markets.

Linc Energy will also have power generation as an obvious and significant 'second bow' running in parallel with this scenario but this integrated energy company is what we are effectively building at Linc Energy.

EXPLORATION ACTIVITIES

Drilling is underway on Linc Energy's Chinchilla site to map out the extent and quality of the coal occurrence in the area.

Interim drilling results reveal the total area of favorable coal occurrence is significantly larger than expected.

Linc Energy's own drill rig was commissioned in the second quarter of 2007 and is currently drilling at "Capowie", one of Linc Energy's properties located near Chinchilla.

Linc Energy is seeking to fast-track some of its current drilling program around its Chinchilla tenements. Subsequently, Linc Energy will seek another one to two drill rigs from external drilling contractors to ensure a more timely delivery of drilling results for the Chinchilla tenements.

UNDERGROUND COAL GASIFICATION FIELD

Linc Energy's new UCG field at its site at "Capowie", near Queensland's Chinchilla, commenced production of UCG gas on 31 August 2007. Linc Energy's team has been led by Oleg Krzyzanowski and Andrey Chernishov and is not only responsible for the successful commissioning of the UCG gas field but also the design and the construction of the gas field as well.

COAL TO LIQUIDS DEMONSTRATION PLANT

The CTL Demonstration Plant is well advanced with key components such as the Fischer Tropsch reactors currently being completed in South Africa and readied for transport to Australia. The completion of Linc Energy's Fischer Tropsch reactors is as significant to Linc Energy as the achievement of producing Linc Energy's first UCG gas from Chinchilla.

The CTL demonstration plant is being constructed in South Africa and shipped out in containers to Australia where Linc Energy's team of contractors will erect the plant on site.

The size of the demonstration CTL plant is deceiving in that it is only a five to ten barrel per day facility. However the Fischer Tropsch reactors, alone, stand at nearly seventeen metres in height so physically the plant is quite large. Linc Energy is effectively commissioning a small scale fully operational Fischer Tropsch CTL plant, which will have most of the engineering complexities of a full-scale plant. Indeed, when completed it will be the only Fischer Tropsch facility operating on UCG gas in the world - something that hasn't been lost on Linc Energy's observers around the globe.

The initial civil works for the CTL site at "Capowie" are complete with a number of items already delivered to site.

Linc Energy expects delivery of a large proportion of the plant and equipment early in the fourth quarter of 2007.

ENVIRONMENTAL IMPACT STUDY APPROVAL

The Environmental Impact Study (EIS) process is critical for Linc Energy as this approval will ultimately lead to the Company commercialising its UCG to CTL technology and of course UCG to power generation at Chinchilla.

As part of its EIS approvals process, Linc Energy entered into a Cultural Heritage Management Program (CHMP) with the Barunggam and Western Wakka Wakka Aboriginal people.

Linc Energy recognises the importance of the Aboriginal culture and agreed with both the Baruggam and Western Wakka Wakka on a management plan to manage any findings of Aboriginal Cultural Heritage during Linc Energy's activities at its Chinchilla site.

The agreement and implementation of the CHMP is a fundamental part of Linc Energy's EIS process.

In accordance with its business plan, Linc Energy is on target to complete and submit its EIS by mid-2008 for approval.

'SIGNIFICANT PROJECT' DECLARATION

The Coordinator-General of Queensland has declared Linc Energy's UCG project near Chinchilla, incorporating the Company's

UCG gas to liquids proposal as well as its UCG gas turbine power generation, to be a "Significant Project".

Linc Energy is delighted with this declaration as it greatly enhances and potentially accelerates its Chinchilla UCG Coal to Liquids EIS and approvals process.

Linc Energy sees this as a major step forward in the support of clean coal technology initiatives.

Linc Energy's appointment of Sinclair Knight Merz (SKM) to complete its EIS has worked well, and SKM is well underway on numerous EIS issues.

LINC ENERGY SIGNS MEMORANDUM OF UNDERSTANDING WITH SHIV-VANI OF INDIA

Linc Energy has signed an international Memorandum of Understanding (MOU) with one of India's largest oil and gas drilling and exploration companies, Shiv-Vani - a company based in New Delhi and also working in the Middle East and the United States.

The MOU provides for the establishment of potential joint ventures between Linc Energy Ltd and Shiv-Vani in the field of UCG with the aim of utilising the UCG gas production for power production, and in the medium term, coal to liquids diesel fuel production.

The MOU is for a period of five (5) years.

Shiv-Vani is India's largest non-government oil, gas, drilling and exploration company, and one of the fastest growing companies in India.

The immediate focus of the MOU is to ensure the joint venture, between Shiv-Vani and Linc Energy, gains and develops coal blocks (resources) that the Indian Government is releasing for the specific purpose of UCG development.

In coming years, India, via its keen eye for developing energy projects to meet its growing needs like UCG, is expected to be one of the largest producers and consumers of cost-effective UCG gas operations in the world.

LINC ENERGY SIGNS MEMORANDUM OF UNDERSTANDING WITH MARUBENI CORPORATION OF JAPAN

Linc Energy has signed a Memorandum of Understanding (MOU) with one of Japan's largest trading houses, Marubeni Corporation. The purpose of the MOU is to establish a framework for mutual cooperation between Linc Energy and Marubeni Corporation in responding to business opportunities with regards to UCG, CTL and Integrated Gasification Combined Cycle (IGCC) power generation.

The MOU has been signed for a period of three (3) years.

EXTENSION OF MEMORANDUM OF UNDERSTANDING WITH MAJOR GLOBAL OIL COMPANY

An existing MOU between Linc Energy and a global oil company has been extended for a further twelve months. The agreement covers the potential future off-take agreement for the supply of up to 70% of the syn-fuel produced from Linc Energy's proposed Chinchilla UCG to CTL (diesel) facility.

RUSSIAN ALLIANCE

Linc Energy has formed alliances with two Russian institutions to enhance its UCG knowledge and technology base whilst encouraging significant international interest in its UCG and CTL processes.

Two co-operation agreements have been signed with the Skochinsky Institute of Mining in Moscow and its parent organisation, the Scientific Technical Mining Association (STMA).

Through the agreement, the Skochinsky Institute provides Linc Energy consultation and engineering services relevant to UCG technology transfer and training, teaming up with senior Linc Energy engineers in the development of the UCG process at Chinchilla to produce quality syngas from Linc Energy's abundant coal reserves.

SUMMARY OF CORPORATE ACTIVITIES

Linc Energy is in the process of completing its first stage of its business plan, which includes:

- The purchase of the land at Capowie - *completed*

- The drilling of the coal resources around Chinchilla - *expected completion in the fourth quarter 2007*
- The commencement of the UCG gas field at Chinchilla - *completed*
- The construction and commissioning of a UCG to CTL demonstration plant - *expected completion fourth quarter 2007*
- Completion of the EIS for 20,000 barrels per day UCG to CTL facility - *expected initial completion mid 2008.*

As Linc Energy completes its first stage of its Business Plan, it is cementing its place among the 'key' players of alternative energy suppliers for the years ahead, not just for Australia but for the energy hungry markets of the world.

Linc Energy's next focus is to complete the following steps:

- Commissioning of the GTL demonstration plant
- The completion of the EIS and relevant approvals for a 20,000 barrel per day CTL facility and power station
- Relevant engineering design and costing for the commercial facility (via Bankable Feasibility Study)
- Funding package for the commercial CTL plant
- Appointment of an engineering partner to construct the CTL plant
- Commencing construction of the commercial 20,000 barrels per day facility
- Fast-track power generation and early cash flow opportunities (via the use of modular gas turbines).

These steps will take Linc Energy to its next stage of development, which is the commercial development of UCG and CTL and UCG to power generation.

As part of Linc Energy's early steps down this path of commercialisation and to ensure an early cash flow for the Company, Linc Energy will investigate fast tracking commercial power generation by utilising a number of smaller gas-turbine units, which will utilise fuel from Linc Energy's UCG gas field. The power would be sold via a power purchase off-take agreement and fed into the relevant grid. In addition to fast tracking power generation, Linc Energy anticipates a number of joint venture opportunities of its UCG operations that again allow for a number of early cash flow avenues for the Company.

Our focus will remain in developing cost effective and environmentally sensible UCG to CTL facilities in key locations around the world. These locations lie in what we call the "diamond" of Australia, China, USA and India.

The opportunities for our Company over the coming year will be significant and with each step and each milestone we achieve, Linc Energy will build a layer foundation for the future.

At 30 June 2007 the Company held cash reserves of $7,620,361 with all key budget items approximately on target.

DIRECTORS' REPORT

The directors present their report on the Company for the year ended 30 June 2007.

Directors

Unless otherwise stated, the following persons were directors of Linc Energy Limited during the whole of the financial year and up to the date of this report:

- Mr Brian Johnson (Chairman)
- Mr Peter Bond (Managing Director)
- Mr Ken Dark

Mr John Hawkins was a director during the year until his resignation on 1 November 2006.

Principal activities

During the year the principal continuing activities of the Company consisted of:

- the development and commercialisation of UCG technology; and
- the further exploration of the opportunity to marry UGC and GTL technologies.

There were no significant changes in the nature of the activities of the Company during the year.

Dividends - Linc Energy Limited

No dividends were declared or paid by the Company during the year or up to the date of this report.

Review of operations

Information on the operations and financial position of the Company and its business strategies and prospects is set out in the review of operations and activities on pages 7 to 10 of this Annual Report.

Significant changes in the state of affairs

Significant changes in the state of affairs of the Company during the current financial year were as follows:

	$'000
An increase in borrowings as a result of:	
• The purchase of two freehold properties known as 'Capowie' and Ulinda Park' at Hopeland, Chinchilla	1,800
• Purchase of property plant and equipment (Drill rig and support vehicle)	200
• The purchase of other property, plant and equipment	114
	2,114
A decrease in cash reserves from $18.0 million to $7.6 million as a result of capital expenditure, including development and exploration, and administration expenditure	10,405

Matters subsequent to the end of the financial year

On the 30 August 2007, the Company secured a $10 million equity facility (the Facility) with US based Investment Fund, Cornell Capital Partners, LP (Cornell). Under the terms of the Facility, the Company may, at its discretion, issue shares to Cornell at any time over the next 60 months, up to a total of AUD$10 million. The Company may draw down up to AUD$450,000 on the Facility in any 20 day period.

On the 31 August 2007, the Company commenced production of Underground Coal Gasification (UCG) gas from its newly constructed UCG filed at its site in Chinchilla, Queensland, Australia.

There were no other matters subsequent to the end of the financial year that may impact the Company's future operations.

Likely developments and expected results of operations

Additional comments on expected results of certain operations of the Company are included in this Annual Report under the Review of Operations on pages 7 to 10.

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this Annual Report because the directors believe it would be likely to result in unreasonable prejudice to the Company.

Environmental regulation

The Company is subject to significant Commonwealth and State Government environmental regulation in respect of its activities as set out below.

The Environment Protection and Biodiversity Conservation Act 1999 is the main Commonwealth legislation that applies to the Company. This Act impacts on the Company with respect to environmental issues that must be addressed in the Terms of Reference of the companies proposed Environmental Impact Study.

There are other lesser and subordinate Commonwealth legislative requirements the Company must also comply with including State Environmental Legislation such as the Vegetation Management Act 1999, the Water Act 2000, and most importantly the Environmental Protection Act 1994 (EP Act). The EP Act regulates the environmental performance of the Company when conducting environmentally relevant activities such as mining. The Company has an Environmental Protection Agency (EPA) approved Environmental Management Plan and the Company will be working with the EPA over the next 12-18 months through the EIS process.

There has been no breach during the year of any of the abovementioned environmental regulations with which the Company must comply.

Information on directors

Brian Johnson Chairman - non executive

Mr Johnson is a civil engineer with extensive experience in the construction and mining industries in Australia, South East Asia and North America. He has held a number of Directorships in listed public companies. As a major Shareholder and Chief Executive, Mr Johnson was instrumental in establishing both Portman Limited and Mount Gibson Iron Limited in the iron ore industry in Western Australia.

Mr Johnson also personally partnered Mr Lang Hancock in the development and operation of the McCamey's Monster iron ore mine in the Pilbara region and the Woodie Woodie manganese mines in the same area. Mr Johnson has considerable experience in dealing with Asian steel mills and major trading houses through his previous involvement in the production of iron ore, manganese, and coking coal from the Tahmoor mine in New South Wales and South Blackwater in Queensland.

His particular skills lie in successfully taking a company from its concept stage, through Stock Exchange listing, to profitable operations, and substantially increasing its market capitalisation.

Mr Johnson is currently Chairman of EnviroGold Limited and private equity group, TransPacific Capital Pty Ltd, and a director of Resource Equities Limited.

Other current directorships

EnviroGold Limited, TransPacific Capital Pty Ltd, Resource Equities Limited

Former directorships in last 3 years

Mount Gibson Iron Limited

Special responsibilities

Audit Committee

Interests in shares and options

2,000,000 fully paid ordinary shares through TransPacific Capital Pty Ltd of which 1,704,000 are held in escrow until 10 May 2008

5,000,000 share options held personally with one-third of the options vesting on each of 31 December 2007, 2008 and 2009 and exercisable at 25 cents each.

Peter Bond Managing Director

Mr Bond has a successful track record in the coal and gold mining industries both in Australia and overseas. Building on his early engineering background, he has gained a unique knowledge and understanding of the coal mining industry over the course of a diversified career spanning more than 20 years. His various companies are recognised in the mineral processing industry for both innovation and efficiency.

Mr Bond has had considerable experience 'turning' companies around with a number of private company acquisitions, which have been subject to Mr Bond's innovative skills and ability to see and extract value in key situations. Mr Bond has experience in the design, installation, commissioning and operation of complex processing plants and projects.

Mr Bond's business interests include mineral, mining and associated operations in Australia and South East Asia.

Mr Bond was appointed to the Board in October 2004.

Other current public directorships

None

Former public directorships in last 3 years

None

Special responsibilities

Managing Director and Chief Executive Officer

Interests in shares and options

201,557,383 fully paid ordinary shares through Newtron Pty Ltd of which 171,726,890 are held in escrow until 10 May 2008.

1,200,000 fully paid ordinary shares held through Isny Pty Ltd.

Ken Dark Non-executive director

Mr Dark began his career in the area of industrial and electrical engineering. He went on to become a recognised specialist in his field in the aluminium smelting industry, where he led project-engineering teams both in Australia and Canada including work with Alcan Inc. He also holds tertiary qualifications in industrial electronics and electronics engineering.

He later established a highly successful business in the fuel distribution industry. During that time he represented fuel distributors on the national marketing operations and buying committees of two major fuel companies. Mr Dark continues to own and manage a string of service stations.

Mr Dark was appointed to the Board in October 2004.

Other current directorships

None

Former directorships in last 3 years

None

Special responsibilities

Audit Committee Chairman

Interests in shares and options

130,617 fully paid ordinary shares of which 85,200 are held in escrow until 10 May 2008. 20,000 fully paid shares held in the company "Darton Pty Ltd".

3,000,000 share options held personally with one-third of the options vesting on each of 31 December 2007, 2008 and 2009 and exercisable at 25 cents each.

Company secretary

The company secretary is Mr Karl Schlobohm. Mr Schlobohm was appointed to the position of Company Secretary on 8 March 2006. He has a range of taxation, corporate advisory, financial accounting and Company Secretarial experience.

He is the Brisbane-based Director of Prosperity Advisers, the Non-Executive Chairman of Australasian Retail Media Group Ltd, the contract CFO for ASX-listed Discovery Metals Ltd, and acts as the Company Secretary and Non-Executive Director of ASX-listed Agenix Ltd.

Meetings of directors

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2007, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of audit committee	
	A	B	A	B
Mr Brian Johnson	10	10	4	4
Mr Peter Bond	10	10	2	2
Mr Ken Dark	10	10	4	4
Mr John Harkins (Resigned 1 November 2006)	3	3	2	2

A = Number of meetings attended

B = Number of meetings held during the time the director held office or was a member of the committee

Retirement, election and continuation in office of directors

Mr Brian Johnson is one of the directors retiring by rotation at the Annual General Meeting who, being eligible, will offer himself for re-election.

Remuneration report

The remuneration report is set out below under the following main headings:

A. Principles used to determine the amount and nature of remuneration
B. Details of remuneration
C. Service agreements
D. Share-based compensation.
E. Additional information.

The information provided under the headings A to D include remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The additional disclosures under heading E are required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration (audited)

The objective of the Company is to ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to corporate and individual performance is defined.

Accordingly the Company has adopted remuneration policies that attract and maintain talented and motivated directors and employees so as to encourage enhanced performance of the Company. It is important that there be a clear relationship between performance and remuneration, and that the policy underlying executive remuneration be understood by investors.

The Board ensures that executive reward satisfies the following key criteria as part of its good governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage/alignment of executive compensation
- Transparency
- Capital management.

In consultation with external remuneration consultants (where appropriate), the Company is structuring an executive remuneration framework that is market competitive and complimentary to the strategies of the organisation.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority with the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Board.

Directors' fees

The current base remuneration was last reviewed with effect from the Company's debut on the ASX in May 2006. The Chairman's remuneration of $50,000 per annum is inclusive of committee fees while non-executive directors who chair a committee may receive additional yearly fees.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $40,000 per director (other than the Chairman).

Executive pay

The executive pay and reward framework has four components:

- base pay and benefits
- performance-related bonuses;
- long-term incentives through participation in the Linc Energy Employee Option Plan
- other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay

Structured as a total employment cost package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executives' contracts.

Benefits

As part of their base pay arrangements, Executives may receive benefits including health insurance, car allowances or professional advisory services.

Performance-related Bonuses

The Company has not provided for performance related bonuses in the current financial year and is unlikely to do so until the Company becomes income generating. A formal short term incentive programme will be introduced at that point in time.

B Details of remuneration (audited)

Amounts of remuneration

Details of the remuneration of the directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of Linc Energy Limited are set out in the following tables.

The key management personnel of the Company are the directors of Linc Energy Limited (see pages 12 to 13 above) and those executives that report directly to the managing director. This includes the group executives who received the highest remuneration for the year ended 30 June 2007.

	Short-term benefits			Post-employment benefits	Share-based payment	
Name	**Cash salary and fees $**	**Cash bonus $**	**Non-monetary benefits $**	**Superannuation $**	**Options $**	**Total $**
30 June 2007						
Non executive directors						
Brian Johnson [1]	58,684	-	-	-	95,333	154,017
Ken Dark	40,000	-	-	3,600	57,200	100,800
John Harkins (Resigned 1 November 2006) [2]	96,666	-	-	1,499	-	98,165
	195,350	-	-	5,099	152,533	352,982
Executive directors						
Peter Bond	254,018	-	-	4,255	-	258,273
Other key management personnel						
Janelle van de Velde	71,039	-	-	6,326	19,067	96,432
Justyn Peters	136,731	-	-	12,306	28,600	177,637
Wayne O'Brien	92,885	-	-	8,360	19,067	120,312
Keith Allaun [3]	284,041	-	-	-	19,300	303,341
	584,696	-	-	26,992	86,034	697,722
Total 30 June 2007	**1,034,064**	**-**	**-**	**36,346**	**238,567**	**1,308,977**
30 June 2006						
Non executive directors						
Brian Johnson	8,334	-	-	-	-	8,334
Ken Dark	6,668	-	-	-	-	6,668
John Harkins	6,668	-	-	-	-	6,668
Hon Mike Ahern (Resigned 7 February 2006)	7,000	-	-	-	-	7,000
Michael Blinderman (Resigned 20 February 2006)	-	-	-	-	-	-
	28,670	-	-	-	-	28,670
Executive directors						
Peter Bond	20,833	-	-	-	-	20,833
Other key management personnel						
Keith Allaun [3]	40,725	-	-	-	-	40,725
Total 30 June 2006	**90,228**	**-**	**-**	**-**	**-**	**90,228**

1 - Brian Johnson's fees include $50,000 for services as Chairman and $8,684 as consultancy services through OTR Properties Pty Ltd and Transpacific Capital Pty Ltd.

2 - John Harkins received $16,666 as fees for services as a director. The balance of $80,000 relates to consultancy services charged through a company of which he is a director and shareholder, Facilitec Pty Ltd.

3 - Keith Allaun provides services to the Company through Critical Point Solutions, LLC.

C Service agreements (audited)

Remuneration and other terms of employment for the Managing Director and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Linc Energy Limited Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated early by either party with three months notice, subject to termination payments as detailed below.

Peter Bond *Managing Director*

Term of agreement - 3 years commencing May 2006

Base salary, inclusive of superannuation of $250,000 to be reviewed annually by the Board

Termination payment equivalent to six months remuneration

Janelle van de Velde Manager Corporate Services and Investor Relations

Janelle van de Velde commenced at Linc Energy in August 2006 as Executive Administrator to the Chief Executive and has since been promoted to the role of Manager Corporate Services and Investor Relations.

Prior to Linc Energy, Janelle was Executive Assistant to the Chief Executive of Ergon Energy in Brisbane and in fulfilling this role, she acquired a diverse perspective of the energy industry from a retail and wholesale point of view.

Janelle has held roles in both the public and private sector for organisations such as Mincom Limited and Lion Nathan and also fulfilled the role of General Manager of a multi-million dollar sporting facility a number of years ago.

Her primary focus in her current role is taking care of Linc Energy's shareholders and ensuring they are well informed of the developments within the business.

Term of agreement - Full time employment

Base salary, exclusive of superannuation of $100,000 plus 9% superannuation to be reviewed periodically

Eligibility to participate in the Company's standard share issue plan.

Not eligible for any termination benefit

Justyn Peters General Manager, Government & Environment Affairs

Justyn Peters has more than 25 years extensive environmental management experience.

This experience includes University Environment Lecturer, Legal Counsel for the Department of Environment and Heritage, Manager of Compliance and Investigation for the Queensland EPA, A/Director of Environment for the EPA, Environment Advisor for the Queensland Mining Council, National Environment and Property Manager for Airservices Australia (an Australian government Statutory Authority).

Justyn has been with Linc Energy for over 12 months and during that period his experience and expertise has proved invaluable. Justyn's qualifications as a Solicitor and Barrister has proven exceptionally valuable as Linc Energy enters into a string of contractual agreements.

Term of agreement - Full time employment.

Base salary, exclusive of superannuation of $150,000 plus 9% superannuation to be reviewed by on a periodic basis.

Eligibility to participate in the Company's standard share issue plan.

Not eligible for any termination benefit.

Wayne O'Brien Financial Controller

Building on his early accounting background from working with companies such as Ernst and Young and BHP, Wayne has built a career in finance spanning nearly 20 years. Wayne has held key positions in both large private and unlisted public companies that are involved in manufacturing, mining, construction and property development.

Wayne has formerly served as a director and company secretary on the Board of a number of unlisted public companies involved in raising capital. This experience proved a major asset in steering Linc's IPO in May 2006.

Wayne has been employed with Linc Energy since May 2005.

Term of agreement - Full time employment.

Base salary, exclusive of superannuation of $105,000 plus 9% superannuation eligible for review on 7 June 2007.

Eligibility to participate in the Company's standard share issue plan.

Not eligible for any termination benefit.

Keith Allaun Vice President, Investor Relations

Keith Allaun's career spans over 24 years of diversified experience in building businesses from the ground up. A graduate of Stanford University, Keith began his professional development in Silicon Valley working in varying roles with companies such as Apple, Netscape, Hewlett-Packard, Adobe, and Yahoo! among others.

He founded a boutique consultancy firm in 1990 which successfully provided consulting services in human resource management, executive search, and management development for the next 10 years. As a partner in an early-stage venture capital firm Keith honed his business development and executive management skills.

An entrepreneur and investor, Keith has been the Chief Executive Officer of several small companies in both the service and product development sectors.

Keith Allaun provides services to the Company through Critical Point Solutions, LLC. The initial services agreement expired on 30 April 2007 and has been extended on a month by month basis.

D Share Based Compensation (audited)

Employee option plan

The establishment of the Linc Energy Limited Employee Option Plan was approved by Shareholders at the 2005 annual general meeting. All staff are eligible to participate in the plan which have been continuously employed by Linc Energy for a period of one year. Options are granted at the discretion of the Board in accordance with the rules of the plan.

Options are granted under the plan for no consideration. Options are granted for a five year period and are exercisable after two years from the grant date.

The options granted under the plan carry no dividend or voting rights. Options are granted under the plan for no consideration. Options are exercisable for a two year period after the vesting date. The options vest in three equal tranches. The current vesting dates vary between 31 December 2007 and 31 December 2010.

When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.25 for those options granted in December 2006 and May 2007 and $0.60 for those options granted in June 2007.

At 30 June 2007, 20,090,000 options have been issued under the Linc Energy Employee Option Plan. A further 1,000,000 options were issued to BBY Stockbrokers in the previous financial year as part of the Initial Public Offering.

Set out below are summaries of the options granted under the Employee Option Plan:

Expiry date	Exercise Price	Balance at start of year	Granted during the year	Exercised during the year	Expired during the year	Balance at the end of the year	Exercisable at end of the year
Number	Number	Number	Number	Number	Number	Number	Number
Ist Grant Date - 16 December 2006 (Fair value range of 8.8 cents to 13.5 cents per option) [1]							
31 December 2009	$0.25	-	5,200,000	-	-	5,200,000	-
31 December 2010	$0.25	-	5,200,000	-	-	5,200,000	-
31 December 2011	$0.25	-	5,200,000	-	-	5,200,000	-
		-	15,600,000	-	-	15,600,000	-
Weighted average exercise price			$0.25			$0.25	
2nd Grant Date - 22 May 2007 (Fair value range of 38.9 cents to 43.7 cents per option) [2]							
31 December 2010	$0.25	-	233,334	-	-	233,334	-
31 December 2011	$0.25	-	233,334	-	-	233,334	-
31 December 2012	$0.25	-	233,332	-	-	233,332	-
		-	700,000	-	-	700,000	-
Weighted average exercise price			$0.25			$0.25	
3rd Grant Date - 26 June 2007 (Fair value range of 22.4 cents to 34.7 cents per option) [3]							
31 December 2010	$0.60	-	1,263,337	-	-	1,263,337	-
31 December 2011	$0.60	-	1,263,334	-	-	1,263,334	-
31 December 2012	$0.60	-	1,263,329	-	-	1,263,329	-
		-	3,790,000	-	-	3,790,000	-
Weighted average exercise price			$0.60			$0.60	

1 - 17,600,000 options were initially granted but 2,000,000 options have terminated since the grant date.

2 - 950,000 options were initially granted but 250,000 options have terminated since the grant date.

3 - 5,290,000 options were initially granted and 1,500,000 have terminated since the grant date.

The number of options over ordinary shares in the Company held during the financial year by each director of the Company and other key management personnel, including their personally related parties are set out below:

Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
2007						
Directors of the Company						
Peter Bond (Managing Director)	-	-	-	-	-	-
Brian Johnson (Non Executive Chairman)	-	5,000,000	-	-	5,000,000	-
Ken Dark (Non Executive Director)	-	3,000,000	-	-	3,000,000	-
Other key management personnel						
Janelle van de Velde	-	1,000,000	-	-	1,000,000	-
Justyn Peters	-	2,500,000	-	-	2,500,000	-
Wayne O'Brien	-	1,000,000	-	-	1,000,000	-
Keith Allaun	-	1,000,000	-	-	1,000,000	-

Fair value of options granted

The assessed fair value at grant date of options granted during the year varied between 12 cents and 44 cents per option. The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year included:

- options are granted for no consideration, have a three year life, and 33% of each tranche vests and is exercisable after each of the first three anniversaries of the date of grant
- exercise prices: $0.25 and $0.60
- grant dates: 16 December 2006, 22 May 2007 and 26 June 2007
- expiry date: 31 December 2011 and 31 December 2012
- share price at grant dates: 16 December 2006 - $0.27, 22 May 2007 - $0.36, 26 June 2007 - $0.66
- expected price volatility of the Company's shares: 60%
- expected dividend yield: 0%
- risk-free interest rate: 6%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Employee share plan

A scheme under which shares may be issued by the Company to employees for no cash consideration was approved by Shareholders at the 2005 annual general meeting. All staff are eligible to participate in the plan which have been continuously employed by Linc Energy for a period of one year. Shares are granted at the discretion of the Board in accordance with the rules of the plan.

The Board may offer shares for subscription or acquisition under the plan for consideration (if any) determined by the Board. The Board may also impose disposal restrictions as its sees fit on any shares acquired under the plan. Shares to be issued under the plan will be valued at the volume weighted average share price of shares traded on the ASX in the ordinary course of trading during the five business days immediately preceding the day the shares are issued or transferred to the employee.

The shares granted under this plan will rank equally in all respects with existing shares from the date of allotment, including voting rights, distributions, dividends, future rights and bonus issues.

No shares have been issued under the plan in the current financial year.

E. Additional Information - Unaudited

Name	Remuneration consisting of options	Value at Grant Date $	Minimum total value of grant yet to vest $	Maximum total value of grant yet to vest $
2007				
Directors of the Company				
Peter Bond (Managing Director)	0.0%	Nil	Nil	Nil
Brian Johnson (Non Executive Chairman)	61.9%	572,000	Nil	95,333
Ken Dark (Non Executive Director)	56.7%	343,200	Nil	57,200
Other key management personnel				
Janelle van de Velde	19.8%	114,400	Nil	19,067
Justyn Peters	16.1%	465,300	Nil	28,600
Wayne O'Brien	15.8%	114,400	Nil	19,067
Keith Allaun	6.4%	115,800	Nil	19,300

Loans to directors and executives

There are no loans to any directors or executives.

Insurance of officers

Since the reporting date Linc Energy Limited has obtained Directors and Officers Liability Insurance through AIG which is part of American Home Assurance Company. The policy covers Directors and Officers Liability, Company Re-imbursements and Company Securities Claim Liability. The limit of liability is $10,000,000 and the cover expires on 10 August 2008.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the *Corporations Act 2001* for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the *Corporations Act 2001*.

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company is important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

The board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Code of Conduct APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional & Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	2007 $'000	2006 $'000
Assurance services		
Services provided by PricewaterhouseCoopers in respect of the audit and review of financial reports and other audit work under the *Corporations Act 2001*	66	37

There were no fees paid to PricewaterhouseCoopers for any other services during the year (2006: Nil)

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 27.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001.*

This report is made in accordance with a resolution of directors.

Brian Johnson
Chairman
12 September 2007

CORPORATE GOVERNANCE STATEMENT

Introduction

Linc Energy Limited is committed to best practice in the area of Corporate Governance in line with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Regulations. However, given the size and ownership structure of the Company, the nature of its business activities, the stage of its development and the cost of strict and detailed compliance with all of the recommendations, it has adopted a range of slightly modified systems, procedures and practices which it considers will enable it to meet the principles of good corporate governance.

The Company's practices are mainly consistent with those of the guidelines and where they do not correlate with the recommendations in the guidelines the Company considers that its adopted practices are appropriate to it. At the end of this statement a table is included detailing the recommendations with which the Company does not strictly comply.

All of the Corporate Governance policies listed below have been posted on the Company's website.

- Corporate Governance Practices and Policies;
- Board Charter;
- Audit and Risk Management Committee Charter;
- Code of Conduct;
- Continuous Disclosure Policy;
- Shareholder Communications;
- Share Trading Policy.

Principle 1 : Laying Solid Foundations for Management and Oversight

Role and Responsibilities of the Board

The Board of Directors - Role of the Board

The Board of Directors is responsible for the overall Corporate Governance of the Company. The Board recognises the need for the highest standards of behaviour and accountability. The Board of the Company has final responsibility for the management of the Company's business and affairs.

This responsibility is addressed by the Board:

1. Contributing to approving the Company's goals and strategic direction and monitor implementation of those goals and strategies;
2. Monitoring the financial performance of the Company including adopting annual budgets and approving the Company's financial statements;
3. Approving and monitoring the progress of capital expenditure capital management acquisitions and divestitures;
4. Ensuring that adequate systems of internal compliance and control exist and are appropriately monitored for compliance;
5. Appointing and removing the Managing Director and ratifying the appointment or removal of the Chief Financial Officer and Company Secretary and reviewing the performance of senior management;
6. Ensuring significant business risks are identified and appropriately managed and review the systems of risk management at least annually;
7. Reviewing and ratifying codes of conduct and legal compliance; and

8. Disclosure of information to shareholders, the Australian Stock Exchange Limited and Australian Securities & Investments Commission.

The Board operates under a written charter (Board Charter) that identifies the functions reserved to the Board. Management of the day-to-day operations of the Company vests in the Managing Director who, together with the executive team, is accountable to the Board.

Principle 2 : Structuring the Board to Add Value

Composition of the Board

The constitution of the Company provides that the number of Directors is to be not less than three nor more than eight. The Board is currently comprised of three Directors, two of whom (including the Chairman) hold their positions in a non-executive capacity. It should be noted that the executive Director is currently a controlling shareholder of the Company, full details of which are on the public record.

The Company's constitution provides that at every Annual General Meeting, one third or the nearest third of the Directors and any other Director who has held office for three years or more since last being elected (excluding the Managing Director), are to retire from office. Each retiring Director under the constitution is eligible for re-election.

Independence

There are three Directors, two of whom are non-executive Directors (including the Chairman). The predominance of non-executive Directors and an independent Chairman separates the Board from the Company's executive management and enshrines Board independence from management. This structure also provides the Company with the benefit of a diverse range of experience, qualifications and professional skills.

For the sake of clarification, it should be noted that whilst each of the non-executive Directors meet the strict independence tests outlined in the ASX Guidelines, each is a substantial option holder in their own right, full details of which are on the public record.

The Board (and each individual Director) is entitled to seek independent professional advice at the Company's expense (subject to the reasonableness of the costs and Board consent) in the conduct of their duties for the Company.

Principle 3 : Promotion of Ethical and Responsible Decision-Making

Ethical Standards - Code of Conduct

The Board recognises the need to observe the highest standards of corporate practice and business conduct. Accordingly the Board has adopted a formal Code of Conduct to be followed by all employees and officers. The key aspects of this code are :

- to act with honesty, integrity and fairness;
- to act in accordance with the law;
- to use Company resources and property appropriately.

Dealing in Shares

The Company has a formal written policy for Directors, officers and senior management with respect to trading in the Company's securities (Share Trading Policy). Directors and senior management (and their associates) are prohibited from engaging in short-term trading of Company securities.

The policy also restricts the selling of Company securities in specific circumstances (such as the 30 day period preceding the release of the Company's financial results) and such other times whereby there is materially price sensitive information not yet available to the market. In addition, Directors, officers and senior management must notify the Managing Director or Company Secretary before they buy or sell Company securities and confirm once the transaction is complete.

Principle 4 : Safeguarding Integrity in Financial Reporting

The Company's Managing Director and Chief Financial Officer provide a written statement to the Board (for the half-year and full-year results) to the effect that the Financial Reports present a true and fair view of the Company's financial condition, and the operational results are presented in accordance with the relevant accounting standards.

The Board has established an Audit and Risk Management Committee (see Audit and Risk Management Committee Charter). At this stage, given the relatively small size of the Board, all current Board Members are members of this Committee. As such, this represents a departure from the guidelines which recommend only non-executive Directors be members.

Under its Charter, this committee supports the full Board and essentially acts in a review and advisory capacity in matters that require a more intensive review. Other Board committees may be established from time to time to address matters of special importance. An outline of the activities of the committee is set out below.

Audit and Risk Management Committee Charter

This committee must have at least three members all of whom must be non-executive Directors. Under the Charter, the Chairman of this committee must not be the Chairman of the Company. Under the Charter, the audit committee should include members who are financially literate (i.e. are able to read and understand financial statements); at least one member who has financial expertise (i.e. is a qualified accountant or other financial professional with experience of financial and accounting matters); and some members who have an understanding of the industry in which the entity operates.

This committee provides ongoing assurance in the areas of :

1. financial administration and reporting:
2. audit control and independence;
3. legal compliance;
4. applying accounting policies;
5. internal controls; and
6. risks oversight and management.

The primary role of this committee is to assist the Board in :

1. verifying and safeguarding the integrity of the Company financial reporting;
2. establishing a sound system of risk oversight and management, and internal control; and
3. establishing a sound system of compliance with laws and regulations, internal compliance guidelines, policies, procedures and control systems and prescribed internal standards of behaviour.

<u>Principle 5 : Making Timely and Balance Disclosure</u>

All Directors, executives and staff are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange (ASX) and the highest standards of ethical conduct. This includes compliance with the continuous disclosure requirements of the Listing Rules.

The Company Secretary is the person responsible for overseeing and co-ordinating disclosure of information to ASX as well as communicating with the ASX. The Company has written procedures for this purpose.

<u>Principle 6 : Respecting the Rights of Shareholders</u>

The Board's fundamental responsibility to shareholders is to work towards meeting the Company's objectives so as to add value for them.

In accordance with its Shareholders Communications Policy, the Board seeks to inform shareholders of all major developments affecting the Company by :

1. preparing half yearly and yearly financial reports;
2. preparing quarterly cash flow reports and reports as to activities;
3. making announcement in accordance with the listing rules and the continuous disclosure obligations;
4. hosting all of the above on the Company's website;

5. annually, and more regularly if required, holding a general meeting of shareholders and forwarding to them the annual report together with notice of meeting and proxy form; and

6. voluntarily releasing other information which it believes is in the interest of shareholders.

The Annual General Meeting enables shareholders to receive the reports and participate in the meeting by attendance or by written communication. The Board seeks to notify all shareholders so they can be fully informed annually for the voting on the appointment of Directors and so as to enable them to have discussion at the Annual General Meeting with the Directors and/or the auditor of the Company who is invited to the Annual General Meeting.

Principle 7 : Recognising and Managing Risk

The Board has established an Audit and Risk Management Committee (discussed under Principle 4 above).

Under its Charter this committee supports the full Board and essentially acts in a review and advisory capacity in matters that require a more intensive review. Other Board committees may be established from time to time to address matters of special importance.

The Managing Director and the Company's Chief Financial Officer provide a written statement to the Board that:

1. the statement they provide in relation to the integrity of the Company's financial statements is founded on a sound system of risk management, and internal compliance and controls which implement the policies adopted by the Board; and

2. the Company's risk management and internal compliance and controls system is operating efficiently and effectively in all material respects.

Principle 8 : Encouraging Enhanced Performance

The Board discusses and reviews it performance on an annual basis. The Board also discusses with each Director their requirements, performances and aspects of involvement in the Company.

The Company Secretary monitors Board policies and procedures, and advises on matters of Corporate Governance.

Principle 9 : Remunerate Fairly and Responsibility

At this stage no formal remuneration committee has been established. This role is presently handled by the full Board. There is commentary on Directors remuneration in the section headed Directors' Report in the Annual Report published each year.

There is a clear distinction made by the Company in remunerating the Board and remunerating executive management.

The Company, after approval by its Shareholders (with the controlling Shareholder abstaining from the vote), has issued options to the non-executive Directors. This represents a departure from 9.3 of the guidelines.

One third of the Directors (excluding the Managing Director) retires annually in accordance with the Constitution and is free to seek re-election by shareholders.

Each member of the Board has committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

A maximum amount of remuneration for non-executive Directors is fixed by shareholders in general meeting and can be varied in that same manner.

SUPPLEMENTARY CORPORATE GOVERNANCE STATEMENT

Table of Departures and Explanations

(from the Recommendations of the ASX Corporate Governance Council)

"Recommendation" Ref	Departure	Explanation
2.4 Separate Nomination Committee	A separate Nomination Committee has not been formed.	The Board comprises three members each of who have valuable contributions to make in fulfilling the role of a nomination committee member. A Director will excuse himself/herself where there is a personal interest of conflict.
9.2 Separate Remuneration Committee	No formal Remuneration Committee has been established.	This function is performed by the full Board as required due to the current size of the Company and the Board.
9.3 Non-executive Director Remuneration	Non-executive Directors have been granted options.	Due to the nature of the Company's activities, the size of its Board and the workload of the Directors, it was determined to grant options to the non-executive Directors. Shareholder approval was sought, and obtained, with the majority shareholder (controlled by the Company's Managing Director) abstaining for Governance purposes.
4.3 Audit Committee Composition	Composition currently not limited to non-executive Directors.	Committee is currently chaired by an independent Director and has a majority of independent Directors, but (by necessity) one executive Director currently makes up the minimum membership requirement of three.
4.3 Audit Committee Composition	No members with financial qualifications.	Committee is currently comprised of members with extensive commercial and business experience. However, no member (or potential member) has financial qualifications due to the current size and composition of the Board of Directors. The Company's Chief Financial Officer and Company Secretary (both accountants) are available to attend by invitation of the Chairman.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's Independence Declaration

As lead auditor for the audit of Linc Energy Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Linc Energy Limited for the period.

Stephen R. Snook
Partner
PricewaterhouseCoopers

Brisbane
13 September 2007

Liability limited by a scheme approved under Professional Standards Legislation

Linc Energy Limited ABN 60 076 157 045
Annual financial report – 30 June 2007

This financial report covers Linc Energy Limited as an individual entity. The financial report is presented in the Australian currency.

Linc Energy Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 7
10 Eagle Street
Brisbane, Qld 4000

A description of the nature of the entity's operations and its principal activities is included in the review of operations and activities on pages 7 to 10 and in the directors' report on pages 11 to 21, both of which are not part of this financial report.

The financial report was authorised for issue by the directors on 12 September 2007. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Investors Centre on our website: www.lincenergy.com.au.

	Notes	2007 $'000	2006 $'000
Revenue from continuing operations	5	**877**	122
Other income	5	**325**	326
Depreciation and amortisation expense	6	**146**	20
Employee expenses		**1,263**	177
Directors, contractor and consultant expenses		**670**	562
Administrative and corporate expenses		**1,137**	1,218
Travel and accommodation		**678**	155
Site expenses		**230**	532
Finance costs	6	**156**	473
Other expenses		**263**	113
Loss before income tax		**(3,341)**	(2,802)
Income tax expense	7	**-**	-
Loss for the year		**(3,341)**	(2,802)
Loss attributable to members of Linc Energy Limited		**(3,341)**	(2,802)
		Cents	Cents
Earnings per share for losses attributable to the ordinary equity holders of the Company:			
Basic earnings per share	27	**(1.04)**	(0.87)
Diluted earnings per share	27	**(0.98)**	(0.72)

The above Income Statement should be read in conjunction with the accompanying notes.

	Notes	2007 $'000	2006 $'000
ASSETS			
Current assets			
Cash and cash equivalents	8	**7,620**	18,025
Trade and other receivables	9	**621**	457
Total current assets		**8,241**	18,482
Non-current assets			
Property, plant and equipment	10	**4,530**	119
Intangibles - Exploration and development	11	**5,439**	-
Other assets	12	**90**	90
Total non-current assets		**10,059**	209
Total assets		**18,300**	18,691
LIABILITIES			
Current liabilities			
Trade and other payables	13	**790**	473
Interest bearing liabilities	14	**44**	65
Other current liabilities	15	**192**	221
Total current liabilities		**1,026**	759
Non-current liabilities			
Interest bearing liabilities	16	**2,055**	9
Provisions	17	**891**	840
Total non-current liabilities		**2,946**	849
Total liabilities		**3,972**	1,608
Net assets		**14,328**	17,083
EQUITY			
Contributed equity	18	**34,080**	34,014
Share based payments reserve	20	**554**	34
Accumulated losses	19	**(20,306)**	(16,965)
Total equity		**14,328**	17,083

The above Balance Sheet should be read in conjunction with the accompanying notes

	Notes	2007 $'000	2006 $'000
Total equity at the beginning of the financial year		**17,083**	(6,989)
Net income recognised directly in equity		**-**	-
Loss for the year		**(3,341)**	(2,802)
Total recognised income and expense for the year		**(3,341)**	(2,802)
Transactions with equity holders in their capacity as equity holders:			
Conversion of debt to equity	24	**-**	6,360
Contributions of equity, net of transaction costs	18	**66**	20,480
Share based payments	20	**520**	34
Total equity at the end of the financial year		**14,328**	17,083

The above Statement of Changes in Equity should be read in conjunction with the accompanying notes.

	Notes	2007 $'000	2006 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)		-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(3,222)	(2,572)
Other revenue		-	326
Interest paid		(156)	(4)
Net cash (outflow) from operating activities	26	(3,378)	(2,250)
Cash flows from investing activities			
Payments for property, plant and equipment		(4,557)	(53)
Payments for exploration and development		(5,439)	(217)
Payment of research and development costs		-	(10)
Interest received		877	122
Net cash (outflow) from investing activities		(9,119)	(158)
Cash flows from financing activities			
Proceeds from issue of shares		66	22,000
Share issue costs		-	(1,486)
Proceeds from borrowings		2,114	1,430
Repayment of convertible notes	24	-	(1,600)
Repayment of other borrowings		(29)	-
Net cash inflow from financing activities		2,151	20,344
Net increase (decrease) in cash and cash equivalents		(10,346)	
Cash and cash equivalents at the beginning of the financial year		17,966	30
Cash and cash equivalents at end of year	8	7,620	17,966
Non-cash financing activities	24	-	6,360

The above Cash Flow Statement should be read in conjunction with the accompanying notes

1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with IFRSs
Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the financial statements and notes of Linc Energy comply with International Financial Reporting Standards (IFRSs).

Historical cost convention
These financial statements have been prepared under the historical cost convention.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

Interest income
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(c) Income and deferred tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

1 Summary of significant accounting policies (continued)

(d) Leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(e) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(f) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(g) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement.

(h) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values.

1 Summary of significant accounting policies (continued)

(i) Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the Diminishing Value method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

Machinery	5 years
Vehicles	5 years
Furniture, fittings and equipment	2 to 5 years
Leased plant and equipment	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(e)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(j) Trade and other payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition.

(k) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(l) Provisions

Provisions are recognised when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

1 Summary of significant accounting policies (continued)

(m) Employee benefits

Share based payments

Share-based compensation benefits are provided to employees via the Linc Energy Employee Option Scheme. Information relating to these schemes is set out in note 29. The fair value of options granted under the Linc Energy Employee Option Scheme is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of the dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The fair value of the options granted is adjusted to reflect market vesting conditions but excludes the impact of non-market vesting conditions (for example, profitability and sales growth targets.) Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance date the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(n) Contributed equity

Ordinary shares are classified as equity.

(o) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(q) Rounding of Amounts

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investment Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

1 Summary of significant accounting policies (continued)

(r) Foreign currency translation

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The financial statements are presented in Australian Dollars, which is Linc Energy Ltd's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing from Bank of Western Australia Ltd or American Express at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non monetary financial assets and liabilities such as equities held at fair value through profit and loss are recognised in the profit and loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

(s) Development costs

The Company capitalises those expenses that are directly and indirectly associated with the development of gas producing fields.

(t) Exploration and evaluation

Exploration and evaluation expenditure incurred is either written off as incurred or accumulated in respect of each identifiable area of interest. Costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area, sale of the respective areas of interest or where activities in the area have not yet reached a stage, which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made. When production commences, the accumulated costs for the relevant area of interest are transferred to development costs and amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Restoration, rehabilitation and environmental costs necessitated by exploration and evaluation activities are expensed as incurred and treated as exploration and evaluation expenditure.

(u) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Company's assessment of the impact of these new standards and interpretations is set out below.

AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 133, AASB 139, AASB 1, AASB, 4, AASB 1023 and AASB 1038)

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but may impact the type of information disclosed in relation to any financial instruments the Company may have in the future.

AASB-1 10 Interim Financial Reporting and Impairment

AASB-1 10 is applicable to reporting periods commencing on or after 1 November 2006. Application of the standard has no impact on the financial information presented in these financial statements.

2 Financial risk management

The Company's activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company.

Risk management is carried out by the Company Audit Committee under policies approved by the Board of Directors. The Company Audit Committee identifies, evaluates and hedges financial risks in close co-operation with the Company's operating units. The Board, under its Corporate Governance Policy, provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

As the Company has no significant interest-bearing assets, the Company's income and operating cash flows are not materially exposed to changes in market interest rates.

The Company had total interest bearing borrowings of $2,099,000 at 30 June 2007.

3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

The Directors had previously estimated a liability of $1 million for the rectification of the site at Chinchilla, should it decide not to proceed with the further development of this site. Accordingly, this amount was raised in the historical accounts of the Company as an expense and a provision. Whilst the Company raised funds to develop a demonstration plant and purchase the land the liability remains. However, the Directors will review this liability in the new financial year as work begins on the Chinchilla site.

4 Segment information

Business segments

The Company's operations are in the development and commercialisation of Underground Coal Gasification and Coal to Liquids technologies.

Geographic segments

The Company's operations are conducted predominantly in Queensland, Australia.

	2007 $'000	2006 $'000
5 Revenue and other income		
Revenue from continuing operations		
Interest	877	122
Other income		
Research and development rebates	325	325
Sundry	-	1
	325	326

The research and development rebate is a tax offset.

6 Expenses

	2007 $'000	2006 $'000
Profit before income tax includes the following specific expenses:		
Depreciation		
Plant and equipment	107	20
Leased Assets	39	-
Total depreciation	146	20
Finance costs		
Interest and finance charges paid/payable	156	473
Rental expense relating to operating leases		
Office leases	149	121
Operating tenement leases	152	146
Total rental expense relating to operating leases	301	267
Research and development expenses	-	10

7 Income tax expense

Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax	(3,341)	(2,802)
Tax at the Australian tax rate of 30% (2006: 30%)	(1,002)	(841)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income		
Entertainment	15	-
Donations	2	-
Share listing costs	-	(15)
Deferred tax not recognised on current year loss	985	856
Income tax expense	-	-

Tax losses

Unused tax losses for which no deferred tax asset has been recognised	16,280	13,323
Potential tax benefit @ 30%	4,884	3,997

The Company is in a loss position with total losses of $16.2 million (2006: $13.3 million). There is uncertainty as to whether or not the losses will be recognised in the future and accordingly no loss has been recognised. The Company has engaged professional advisors to review the availability of these losses going forward.

Unrecognised temporary differences (excluding those arising from tax losses)

Taxable (Deductible) temporary differences for which no deferred tax has been recognised		
Net leased (liabilities) assets	(40)	2
Provisions	(891)	(936)
Other	(65)	(87)
	(996)	(1,021)
Unrecognised deferred tax asset relating to the above temporary differences	299	306

8 Cash and cash equivalents

	2007 $'000	2006 $'000
Cash at bank	277	-
Term deposits	7,343	18,025
	7,620	18,025

Deposits at call - The deposits bear floating interest rates between 0.0% and 6.58% (2006: 0.0% to 5.58%). These deposits have an average maturity of 30 days.

Reconciliation to cash at the end of the year

	2007 $'000	2006 $'000
Cash at bank/(Overdraft)	277	(59)
Term deposits	7,343	18,025
Balances per statement of cash flows	7,620	17,966

9 Current assets - Trade and other receivables

	2007 $'000	2006 $'000
Other receivables (a)	523	163
Prepayments	91	79
Deposits (b)	7	215
	621	457

(a) Other receivables are amounts generally arising from transactions outside the usual operating activities of the Company.
(b) Deposits 2007 relate to normal trade deposits (2006: Deposits on land acquisitions subsequently completed after the balance sheet date).

10 Property, plant and equipment

	Land and buildings $	Motor vehicles $	Office equipment and furniture $	Other fixed assets $	Total $
At 1 July 2005					
Cost	-	48	59	40	147
Accumulated depreciation	-	(15)	(27)	(18)	(60)
Net book amount	-	33	32	22	87
Year ended 30 June 2006					
Opening net book amount	-	33	32	22	87
Transfers	-	7	-	(7)	-
Additions	-	-	18	34	52
Depreciation charge	-	(8)	(8)	(4)	(20)
Closing net book amount	-	32	42	45	119
At 30 June 2006					
Cost	-	69	77	53	199
Accumulated depreciation	-	(37)	(35)	(8)	(80)
Net book amount	-	32	42	45	119
Year ended 30 June 2007					
Opening net book amount	-	32	42	45	119
Transfers	-	(13)		13	-
Additions	2,533	46	110	1,868	4,557
Depreciation charge	(7)	(11)	(30)	(98)	(146)
Closing net book amount	2,526	54	122	1,828	4,530
At 30 June 2007					
Cost	2,533	94	190	1,942	4,759
Accumulated depreciation	(7)	(40)	(68)	(114)	(229)
Net book amount	2,526	54	122	1,828	4,530

10 Property, plant and equipment (continued)

Non-current assets pledged as security

Refer to note 16 for information on non-current assets pledged as security by the Company.

Assets held under finance leases

Assets held under finance leases have a net book value of $306,668 (2006: $16,696).

11 Non-current assets - Intangibles

Exploration and development costs

	2007 $'000	2006 $'000
Year ended 30 June 2007		
Opening balance	-	-
Additions	5,439	-
Closing balance	5,439	-

Exploration and development costs are capitalised in accordance with the Company's accounting policies. See note 1(s) and (t). Exploration expenditure amounts to $1,860,000 and development expenditure amounts to $3,579,000 in the current financial year.

12 Non-current assets - Other

	2007 $'000	2006 $'000
Security deposits	90	90

13 Current liabilities - Trade and other payables

Trade payables	790	473

14 Current liabilities - Interest bearing liabilities

Bank overdrafts	-	59
Lease liabilities	44	6
Total	44	65

Interest rate risk exposures

Details of the Company's exposure to interest rate changes on borrowings are set out in note 16.

Fair value disclosures

Details of the fair value of borrowings for the Company are set out in note 16.

15 Current liabilities - other

	2007 $'000	2006 $'000
Other payables	192	171
Payable to related parties	-	50
	192	221

16 Non-current liabilities - Interest bearing liabilities

Total secured liabilities

The total secured liabilities (current and non-current) are as follows:

	2007 $'000	2006 $'000
Lease liabilities	255	9
Bank loan	1,800	-
Total secured liabilities	2,055	9

Details of bank loan

Type:	Interest only
Facility limit:	$1,800,000
Interest rate:	BBSY plus a margin of 1.60% per annum
Facility expiry date:	14 July 2011
Interest Period:	Interest is payable monthly in arrears for the first 60 months.

Assets pledged as security over bank loan

The Company has pledged freehold property with a carrying value of $2,150,000 against the loan facility. Further the Company has also pledged a cash set off agreement with a value of $340,000 against the loan facility.

Interest rate risk exposures

The following table sets out the Company's exposure to interest rate risk, including the contractual repricing dates and the effective weighted average interest rate by maturity periods.

	Floating Interest rate $'000	Fixed Interest rate 1 year or less $'000	Over 1 to 2 years $'000	Over 2 to 3 years $'000	Over 3 to 4 years $'000	Over 4 to 5 years $'000	Over 5 years $'000	Total $'000
2007								
Overdraft	-	-	-	-	-	-	-	-
Lease liabilities	299	-	-	-	-	-	-	299
Bank loan	1,800	-	-	-	-	-	-	1,800
Total	2,099	-	-	-	-	-	-	2,099
Weighted average interest rate	8.2%							8.2%
* Notional principal amounts								
2006								
Overdraft	59	-	-	-	-	-	-	59
Lease liabilities	-	6	6	3	-	-	-	15
Total	59	6	6	3	-	-	-	74
Weighted average interest rate	11.00%	7.72%		7.72%				10.35%
* Notional principal amounts								

16 Non-current liabilities - Interest bearing liabilities (continued)

Fair value

The carrying amounts and fair values of borrowings at balance date are:

	2007 Carrying amount $'000	2007 Fair value $'000	2006 Carrying amount $'000	2006 Fair value $'000
On-balance sheet				
Non-traded financial liabilities				
Bank overdrafts	-	-	59	59
Bank Loan	1,800	1,800	-	-
Lease liabilities	299	299	15	15
	2,099	2,099	74	74

17 Non-current liabilities - Provisions

	2007 $'000	2006 $'000
Site restoration	891	840
Movement:		
Carrying amount at the start of the year	840	1,000
Additional provisions recognised	51	-
Provision no longer required	-	(160)
Carrying amount at the end of the year	891	840

This provision allows for any necessary rehabilitation work at our gasification site should Linc Energy decide to cease activity at its developed sites. Given the recent capital raising it is unlikely this will occur for the next few years.

18 Contributed equity

	2007 Shares	2006 Shares	2007 $'000	2006 $'000
Share capital				
Ordinary shares - fully paid	321,260,383	320,997,383	34,080	34,014

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
1 July 2004	Opening balance	21,000,000	0.34	7,174
8 March 2006	Conversion of borrowings	211,997,383	0.03	6,360
10 May 2006	Issue of shares pursuant to share issue	88,000,000	0.25	22,000
	Transaction costs arising from share issue			(1,520)
30 June 2006	Balance	320,997,383		34,014
28 February 2007	Issue of 243,000 shares issued for drilling services	243,000	0.25	61
31 March 2007	Issue of 20,000 shares issued for drilling services	20,000	0.25	5
30 June 2007	Balance	321,260,383		34,080

18 Contributed equity (continued)

The shares issued on 28 February and 31 March 2007 were issued in lieu of payment for drilling services

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

19 Accumulated losses

	2007 $'000	2006 $'000
Movements in accumulated losses were as follows:		
Balance 1 July	**(16,965)**	(14,163)
Net loss for the year	**(3,341)**	(2,802)
Balance as at 30 June 2007	**(20,306)**	(16,965)

20 Share based payments reserve

	2007 $'000	2006 $'000
Movements in share based payments reserve were as follows:		
Balance 1 July	**34**	-
Option expense	**520**	34
Balance as at 30 June 2007	**554**	34

21 Key management personnel disclosures

Directors

The following persons were directors of Linc Energy Limited during the financial year:

Chairman - non-executive

Mr. Brian Johnson

Executive directors

Mr. Peter Bond, Managing Director

Non-executive directors

Mr. John Harkins resigned on 1 November 2006

Mr. Ken Dark

Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
Ms Janelle van de Velde	Manager Corporate Services and Investor Relations	Linc Energy Ltd
Mr Justyn Peters	General Manager Government and Environment and Business Development	Linc Energy Ltd
Mr Wayne O'Brien	Financial Controller	Linc Energy Ltd
Mr Keith Allaun	Vice President, Investor Relations	Critical Point Solutions LLC

21 Key management personnel disclosures (continued)

Key management personnel compensation

	Short-term benefits			Post-employment benefits	Share-based payment	
Name	**Cash salary and fees $**	**Cash bonus $**	**Non-monetary benefits $**	**Superannuation $**	**Options $**	**Total $**
30 June 2007						
Non executive directors						
Brian Johnson [1]	58,684	-	-	-	95,333	154,017
Ken Dark	40,000	-	-	3,600	57,200	100,800
John Harkins (Resigned 1 November 2006) [2]	96,666	-	-	1,499	-	98,165
	195,350	-	-	5,099	152,533	352,982
Executive directors						
Peter Bond	254,018	-	-	4,255	-	258,273
Other key management personnel						
Janelle van de Velde	71,039	-	-	6,326	19,067	96,432
Justyn Peters	136,731	-	-	12,306	28,600	177,637
Wayne O'Brien	92,885	-	-	8,360	19,067	120,312
Keith Allaun [3]	284,041	-	-	-	19,300	303,341
	584,696	-	-	26,992	86,034	697,722
Total 30 June 2007	**1,034,064**	-	-	**36,346**	**238,567**	**1,308,977**
30 June 2006						
Non executive directors						
Brian Johnson	8,334	-	-	-	-	8,334
Ken Dark	6,668	-	-	-	-	6,668
John Harkins	6,668	-	-	-	-	6,668
Hon Mike Ahern (Resigned 7 February 2006)	7,000	-	-	-	-	7,000
Michael Blinderman (Resigned 20 February 2006)	-	-	-	-	-	-
	28,670	-	-	-	-	28,670
Executive directors						
Peter Bond	20,833	-	-	-	-	20,833
Other key management personnel						
Keith Allaun [3]	40,725	-	-	-	-	40,725
Total 30 June 2006	**90,228**	-	-	-	-	**90,228**

1 - Brian Johnson's fees include $50,000 for services as Chairman and $8,684 as consultancy services through OTR Properties Pty Ltd and Transpacific Capital Pty Ltd.

2 - John Harkins received $16,666 as fees for services as a director. The balance of $80,000 relates to consultancy services charged through a company of which he is a director and shareholder, Facilitec Pty Ltd.

3 - Keith Allaun provides services to the Company through Critical Point Solutions, LLC.

The Company has taken advantage of the relief provided by Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-E of the remuneration report on pages 14 to 19.

21 Key management personnel disclosures (continued)

Equity instrument disclosures relating to key management personnel

Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 14 to 19.

Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by each director of Linc Energy Limited and other key management personnel of the Group, including their personally related parties, are set out below.

Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
2007						
Directors of the Company						
Peter Bond (Managing Director)	-	-	-	-	-	-
Brian Johnson (Non Executive Chairman)	-	5,000,000	-	-	5,000,000	-
Ken Dark (Non Executive Director)	-	3,000,000	-	-	3,000,000	-
Other key management personnel						
Janelle van de Velde	-	1,000,000	-	-	1,000,000	-
Justyn Peters	-	2,500,000	-	-	2,500,000	-
Wayne O'Brien	-	1,000,000	-	-	1,000,000	-
Keith Allaun	-	1,000,000	-	-	1,000,000	-

No options vested during the year and none were exercisable at the end of the year.

Shareholdings

The numbers of shares in the Company held during the financial year by each director of Linc Energy Limited and other key management personnel of the Company, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

Name	Balance at the start of the year	Additions	Disposals	Balance at the end of the year
2007				
Directors of the Company - Ordinary shares				
Peter Bond - Managing Director	202,157,383	600,000	-	202,757,383
Ken Dark - Non Executive Director	120,000	30,617	-	150,617
John Harkins - Non Executive Director	200,000	-	-	200,000
Brian Johnson - Non Executive Chairman	2,000,000	-	-	2,000,000
Wayne O'Brien [2]	85,200	50,000	-	135,200
2006				
Directors of the Company - Ordinary shares				
Peter Bond - Managing Director	7,000,000	212,597,383[1]	(17,440,000)	202,157,383
Ken Dark - Non Executive Director	-	120,000	-	120,000
John Harkins - Non Executive Director	-	200,000	-	200,000
Brian Johnson - Non Executive Chairman	-	2,000,000	-	2,000,000
Wayne O'Brien	-	85,200	-	85,200

1 - Shares issued pursuant to conversion of debt.

2 - Wayne O'Brien holds 50,000 shares in his own name and 85,200 shares through a related party, WMAC Pty ltd.

21 Key management personnel disclosures (continued)

Other transactions with key management personnel

A Director, Mr Peter Bond, is a Director and shareholder of Newtron Pty Ltd and Bond Bros Contracting Pty Ltd. Linc Energy Limited transacted with both companies as follows:-

- Administration Fees and expenses to Newtron Pty Ltd for Mr. Bond providing several staff to 30 June 2007 $151,904 (2006: $536,610);
- Peter Bond's remuneration as per his employment contract for Management Services is paid to Bond Bros Contracting Pty Ltd to 30 June 2007 $187,500 (2006: $35,897) and $70,773 was paid direct to Mr Bond as an employee.

A Non Executive Director, Mr John Harkins, is a Director and shareholder of Facilitec Pty Ltd. Linc Energy Ltd paid Facilitec Pty Ltd for consulting, administrative and general management services to 30 June 2007 $80,000 (2006: $63,000) and accrued fees for services as a Non Executive Director to 30 June 2007 $19,831.

A Non Executive Chairman, Mr Brian Johnson, is a Director and shareholder of Transpacific Capital Pty Ltd. Linc Energy Ltd has accrued fees for services as a Non Executive Director and Chairman to 30 June 2007 $58,684 (2006: $8,333).

22 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the Company.

	2007 $'000	2006 $'000
Assurance services		
Audit services paid to PricewaterhouseCoopers Australian firm		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	66	37
Total remuneration for audit services	66	37

It is the Company's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Company are important. No non-audit services were undertaken by PricewaterhouseCoopers during the year (2006: $nil).

23 Commitments

Capital commitments

Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	2007 $'000	2006 $'000
Property, plant and equipment		
Payable:		
Within one year	1,412	2,400
Later than one year but not later than five years	-	-
Later than five years	-	-
	1,412	2,400

23 Commitments (continued)

Lease commitments : Company as lessee

Lease commitments contracted but not recognised as liabilities are for operating leases at Corporate Head Office at AMP Place as well as 14 tenements. All finance leases have been recognised in both Current and Non Current Liabilities. Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:

	2007 $'000	2006 $'000
Within one year	262	121
Later than one year but not later than five years	-	146
Later than five years	-	-
	262	267

Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as liabilities, payable:

	2007 $'000	2006 $'000
Within one year	250	250
Later than one year and not later than five years	250	479
Later than five years	-	-
	500	729

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in section C of the remuneration report on pages 14 to 19 that are not recognised as liabilities and are not included in the key management personnel compensation.

24 Related party transactions

Key management personnel

Disclosures relating to key management personnel are set out in note 21.

Loans to/from related parties

	2007 $'000	2006 $'000
Loans from other related parties		
Beginning of the year	-	6,047
Loans advanced	-	1,440
Interest charged	-	473
Loan Repayment	-	(1,600)
Loan Conversion to Equity	-	(6,360)
End of year	-	-

The loans were from Newtron Pty Ltd and Bond Bros Consulting Pty Ltd. These were converted to equity during the financial year ended 30 June 2006. Mr Peter Bond is a director and shareholder of these companies.

25 Events occurring after the balance sheet date

On the 30 August 2007, the Company secured a $10 million equity facility (the Facility) with US based Investment Fund, Cornell Capital Partners, LP (Cornell). Under the terms of the Facility, the Company may, at its discretion, issue shares to Cornell at any time over the next 60 months, up to a total of Aus$10 million. The Company may draw down up to Aus$450,000 on the Facility in any 20 day period.

On the 31 August 2007, the Company commenced production of Underground Coal Gasification (UCG) gas from its newly constructed UCG filed at its site in Chinchilla, Queensland, Australia.

There were no other matters subsequent to the end of the financial year that may impact the Company's future operations

26 Reconciliation of profit after income tax to net cash inflow from operating activities

	2007 $'000	2006 $'000
Loss for the year	(3,341)	(2,802)
Depreciation and amortisation	146	20
Interest on Convertible Notes	-	473
Interest income	(877)	(122)
Research and development	-	10
Non cash employee benefits	520	-
Changes in operating assets		
(Increase) in receivables	(152)	(163)
(Increase) decrease in prepayments	(12)	31
Increase in trade creditors	317	337
(Decrease) increase in other payables	(29)	125
Increase (decrease) in other provisions	50	(160)
Net cash outflow from operating activities	(3,378)	(2,250)

27 Earnings per share

	2007 Cents	2006 Cents
Basic earnings per share		
Loss attributable to the ordinary equity holders of the Company	(1.04)	(0.87)
Diluted earnings per share		
Loss attributable to the ordinary equity holders of the Company	(0.98)	(0.72)

Reconciliations of earnings used in calculating earnings per share

	$	$
Basic earnings per share		
(Loss) from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	(3,341,303)	(2,801,814)
Diluted earnings per share		
Loss from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	(3,341,303)	(2,801,814)
Interest savings on convertible notes	-	472,587
Loss from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	(3,341,303)	(2,329,227)

27 Earnings per share (continued)

Weighted average number of shares used as the denominator

	2007 Number	2006 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**321,260,383**	320,997,383
Adjustments for calculation of diluted earnings per share:		
Options	**21,090,000**	1,000,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**342,350,383**	321,997,383

Notes

Options

Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 29.

Convertible notes

Convertible notes issued during 2006 are considered be potential ordinary shares and have been included in the determination of diluted earnings per share from their date of issue. T he notes have not been included in the determination of basic earning per share.

28 Contingencies

The Company is engaged in an ongoing legal matter with Linc Energy's former technology partner, Ergo Exergy Incorporated of Canada. The potential liability amounts to $80,000 relating to an outstanding debt claimed by Ergo Exergy. The Company will be defending the claim.

29 Share Based Payments

Employee option plan

The establishment of the Linc Energy Limited Employee Option Plan was approved by Shareholders at the 2005 annual general meeting. All staff are eligible to participate in the plan which have been continuously employed by Linc Energy for a period of one year. Options are granted at the discretion of the Board in accordance with the rules of the plan.

Options are granted under the plan for no consideration. Options are granted for a five year period and are exercisable for a two year period after the vesting date. The options vest in three equal tranches. The current vesting dates vary between 31 December 2007 and 31 December 2010.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.25 for those options granted in December 2006 and May 2007 and $0.60 for those options granted in June 2007.

Set out below are summaries of options granted under the plan:

29 Share Based Payments (continued)

Expiry date	Exercise Price	Balance at start of year	Granted during the year	Exercised during the year	Expired during the year	Balance at the end of the year	Exercisable at end of the year
Number	Number	Number	Number	Number	Number	Number	Number
1st Grant Date - 16 December 2006 (Fair value range of 8.8 cents to 13.5 cents per option) [1]							
31 December 2009	$0.25	-	5,200,000	-	-	5,200,000	-
31 December 2010	$0.25	-	5,200,000	-	-	5,200,000	-
31 December 2011	$0.25	-	5,200,000	-	-	5,200,000	-
		-	15,600,000	-	-	15,600,000	-
Weighted average exercise price			$0.25			$0.25	
2nd Grant Date - 22 May 2007 (Fair value range of 36.9 cents to 43.7 cents per option) [2]							
31 December 2010	$0.25	-	233,334	-	-	233,334	-
31 December 2011	$0.25	-	233,334	-	-	233,334	-
31 December 2012	$0.25	-	233,332	-	-	233,332	-
		-	700,000	-	-	700,000	-
Weighted average exercise price			$0.25			$0.25	
3rd Grant Date - 26 June 2007 (Fair value range of 22.4 cents to 34.7 cents per option) [3]							
31 December 2010	$0.60	-	1,263,337	-	-	1,263,337	-
31 December 2011	$0.60	-	1,263,334	-	-	1,263,334	-
31 December 2012	$0.60	-	1,263,329	-	-	1,263,329	-
		-	3,790,000	-	-	3,790,000	-
Weighted average exercise price			$0.60			$0.60	

1 - 17,600,000 options were initially granted but 2,000,000 options have terminated since the grant date.

2 - 950,000 options were initially granted but 250,000 options have terminated since the grant date.

3 – 5,290,000 options were initially granted and 1,500,000 have terminated since the grant date.

Fair value of options granted

The assessed fair value at grant date of options granted during the year varied between 12 cents and 44 cents per option. The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year included:

- options are granted for no consideration, have a three year life, and 33% of each tranche vests and is exercisable after each of the first three anniversaries of the date of grant
- exercise prices: $0.25 and $0.60
- grant dates: 16 December 2006, 22 May 2007 and 26 June 2007
- expiry date: 31 December 2011 and 31 December 2012
- share price at grant dates: 16 December 2006 - $0.27, 22 May 2007 - $0.36, 26 June 2007 - $0.66
- expected price volatility of the Company's shares: 60%
- expected dividend yield: 0%
- risk-free interest rate: 6%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Employee share plan

A scheme under which shares may be issued by the Company to employees for no cash consideration was approved by Shareholders at the 2005 annual general meeting. All staff are eligible to participate in the plan which have been continuously employed by Linc Energy for a period of one year. Shares are granted at the discretion of the Board in accordance with the rules of the plan.

The Board may offer shares for subscription or acquisition under the plan for consideration (if any) determined by the Board. The Board may also impose disposal restrictions as its sees fit on any shares acquired under the plan. Shares to be issued under the plan will be valued at the volume weighted average share price of shares traded on the ASX in the ordinary course of trading during the five business days immediately preceding the say the shares are issued or transferred to the employee.

29 Share Based Payments (continued)

The shares granted under this plan will rank equally in all respects with existing shares from the date of allotment, including voting rights, distributions, dividends, future rights and bonus issues.

No shares have been issued under the plan in the current financial year.

Expenses arising from share-based payment transactions

Expenses arising from share-based payment transactions recognised during the period were $520,589. No expense was recognised for the Options granted on 30 June 2007.

In the directors' opinion:

(a) the financial statements and notes set out on pages 29 to 52 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company's financial position as at 30 June 2007 and of its performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 14 to 19 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

The directors have been given the declarations by the chief executive officer and financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

Brian Johnson
Chairman

Brisbane
12 September 2007

PricewaterhouseCoopers
ABN 52 780 433 757
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent audit report to the members of Linc Energy Limited

Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Linc Energy Limited (the company), which comprises the balance sheet as at 30 June 2007 and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the company.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 Related Party Disclosures, under the heading "remuneration report" in pages 14 to 19 of the directors' report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 Remunerations disclosures contained in the directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's opinion on the financial report

In our opinion the financial report of Linc Energy Limited is in accordance with the Corporations Act 2001, including:

- giving a true and fair view of the company's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
- complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

Auditor's opinion on the AASB 124 Remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures that are contained in pages 14 to 19 of the directors' report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

Stephen R Snook
Partner

Brisbane
September 2007

Liability limited by a scheme approved under Professional Standards Legislation

The shareholder information set out below was applicable as at 30 June 2007.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Ordinary shares	
	Shares	Options
1 - 1,000	43,635	-
1,001 - 5,000	1,739,227	-
5,001 - 10,000	4,656,391	-
10,001 100,000	37,495,438	-
100,001 and over	277,325,692	1,000,000

B. Equity security holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares	
	Number held	Percentage of issued shares
Newtron Pty Limited	201,557,383	62.74%
HSBC Custody Nominees	9,244,737	2.88%
Steven Fierro	6,000,000	1.87%
W K Prospecting Pty Limited	5,120,000	1.59%
Impala Fund LP	2,899,000	0.90%
Mark Tomkins	2,500,000	0.78%
Impala Fund Ltd	2,470,000	0.77%
HSBC Custody Nominees (Australia) Limited	2,387,524	0.74%
Perpetual Custodians Limited	2,280,382	0.71%
Transpacific Capital Pty Ltd	2,000,000	0.62%
HSBC Custody Nominees (Australia) Limited - A/C 2	1,722,785	0.54%
Citicorp Nominees Pty Limited	1,432,000	0.45%
ANZ Nominees Limited	1,387,400	0.43%
Shearwater Pty Ltd	1,300,000	0.40%
Ergo Exergy Technologies Inc	1,230,000	0.38%
Isny Pty Limited	1,200,000	0.37%
Perpetual Trustees	1,185,648	0.37%
Douglas Joseph Fierro	1,000,000	0.31%
Mrs Jadwiga Janowski + Mr Marek Janowski	967,000	0.30%
Van De Velde Consulting Group	660,000	0.21%
	248,543,859	77.36%

C. Substantial holders

Substantial holders in the Company are set out below:

	Number held	Percentage
Ordinary shares		
Newtron Pty Ltd	201,557,383	62.74%

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) *Cumulative redeemable preference shares*
One vote for each share, but limited to matters affecting the rights of such shares.

(c) Convertible Notes
One vote for each note, but limited to matters affecting the rights of such notes.

(d) Options
No voting rights.

Glossary of Terms

ASX	Australian Stock Exchange
BPD	Barrels per day
CHMP	Cultural Heritage Management Program
CTL	Coal to Liquids
EIS	Environmental Impact Study
EPA	Environmental Protection Agency
GTG	Gas Turbine Generator
IGCC	Integrated Gasification Combined Cycle
MOU	Memorandum of Understanding
S&P	Standard and Poor's
STMA	Scientific Technical Mining Association
Syngas	Synthetic Gas
UCG	Underground Coal Gasification

END